UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                              Washington D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 10)*


______________________________Jaco Electronics, Inc.___________________________
                                (Name of Issuer)

___________________________Common Stock, $0.10 Par Value_______________________
                         (Title of Class of Securities)

                                  469783-10-4
                                 (CUSIP Number)

     __________________________December 31, 2001_____________________
              Date of Event Which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           Rule 13d-1(b)
           Rule 13d-1(c)
      |X|  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------- ---------------------------------------------------------------------
 1         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 Joel H. Girsky


--------- ---------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                        (a)

                                                        (b)


--------- ---------------------------------------------------------------------
 3         SEC USE ONLY



--------- ---------------------------------------------------------------------
 4         CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                 United States
--------------------------------- ----- ---------------------------------------
           Number of               5     SOLE VOTING POWER
             Shares                        1,128,640 shares     18.4%
          Beneficially
            Owned By
              Each
           Reporting
             Person
              With
                                  ----- ---------------------------------------
                                   6     SHARED VOTING POWER
                                             0 shares                  0%
                                  ----- ---------------------------------------
                                   7     SOLE DISPOSITIVE POWER
                                            1,128,640 shares         18.4%

                                  ----- ---------------------------------------
                                   8     SHARED DISPOSITIVE POWER
                                             0 shares                   0%

--------- ---------------------------------------------------------------------
 9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                1,128,640 shares


--------- ---------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


--------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                        18.4%


--------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       IN

--------- ---------------------------------------------------------------------

Cusip No. 469783-10-4                         13G



         This statement constitutes Amendment No. 10 to the Schedule 13G previously filed by the Reporting Person. No other changes in any information previously reported have occurred, except as set forth in this or prior Amendments.

Item 1.

                  (a)      Jaco Electronics, Inc.

                  (b)      Address of Issuer's Principal Executive Offices

                           145 Oser Avenue
                           Hauppauge, NY 11788

                           Common Stock, $0.10 per share (CUSIP No. 469783-10-4)
Item 2.


1.     (a)      Name of Person Filing:    Joel H. Girsky
       (b)      Address of Principal Business Office, or, if none, Residence:
                                          145 Oser Avenue
                                          Hauppauge, New York 11788
       (c)      Citizenship:              United States
       (d)      Title of Class of Securities:
                                         Common Stock, $0.10 par value per share
       (e)      CUSIP Number:    469783-10-4



Item 3. If this statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b) or
     (c), check whether the person is a:

        (a)     Broker or dealer registered under section 15 of the Act (15 U.S.C.78o)

        (b)     Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

        (c)     Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

        (d)     Investment  company as registered under section 8 of the Investment Company Act of 1940 (15 U.S.C.
                80a-8).

        (e)     An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

        (f)     An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

        (g)     A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

        (h)     A savings  associations as defined in Section 3(b) of the Federal Deposit  Insurance Act (12 U.S.C.
                   1813);

        (i)     A church plan that is excluded from the definition of an investment  company under section 3(c)(14)
                   of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j)     Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.    Ownership.

        (a)      Amount Beneficially Owned:   1,128,640 shares(1)

        (b)      Percent of Class:18.4%

        (c)      Number of shares as to which such person has:

                     (i)      sole power to vote or to direct the vote: 1,128,640(1) shares
                     (ii)     shared power to vote or to direct the vote:  0 shares
                     (iii)    sole power to dispose or to direct the disposition of: 1,128,640(1) shares
                     (iv)     shared power to dispose or to direct the disposition of:  0 shares

Item 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Instruction: Dissolution of a group requires a response to this item.

--------
1 Includes 383,098 shares of Common Stock acquirable pursuant to the exercise of options granted under the Issuer's 1993 Non-Qualified Stock Option Plan, 37,500 shares of Common Stock awarded under the Issuer's Restricted Stock Plan and 50,000 shares of Common Stock acquirable pursuant to the exercise of options granted under the Issuer's 2000 Stock Option Plan.


Item 6. Ownership of More than Five Percent on Behalf of Another Person.

                  Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not Applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not Applicable.

Item 9.           Notice of Dissolution of Group.

                  Not Applicable.

Item 10. Certification.

                  Not Applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 February        , 2002
                                --------------------------------------------
                                 Date

                                /s/ Joel H. Girsky
                                --------------------------------------------
                                Signature



                                 Joel H. Girsky
                                --------------------------------------------
                                 Name/Title



         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties for whom copies are to be sent.


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).